UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934


                      (Amendment No. ____)*


                        Geron Corporation
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                          374163 10 3
                         (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374163 10 3                                 Page 2 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW Ventures II, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York limited partnership


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            440,420 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       440,420 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    440,420 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.4%

12  TYPE OF REPORTING PERSON

   PN

*CW Ventures II, L.P. ("CW") may be deemed to share voting and dispositive power over the 309,159 shares of common stock and 8,224 options to purchase shares of common stock held by, respectively, CW R&DII (financial) L.P. and Charles Hartman, who are affiliates of CW. CW disclaims beneficial ownership of these shares.
CUSIP No. 374163 10 3                         Page 3 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW R&D II (Financial) L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware limited partnership


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            309,159 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       309,159 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    309,159 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.4%

12  TYPE OF REPORTING PERSON

   PN

*CW R&D II (Financial) L.P. ("R&D") may be deemed to share voting and dispositive power over the 440,420 shares of common stock and 8,224 options to purchase shares of common stock held by, respectively, CW R&DII (financial) L.P. and Charles Hartman, who are affiliates of R&D. R&D disclaims beneficial ownership of these shares.

CUSIP No. 374163 10 3                                 Page 3 of 11 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Charles Hartman


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            8,224 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0* shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       8,224 shares

                    8  SHARED DISPOSITIVE POWER

                       0* shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,224 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    .1%

12  TYPE OF REPORTING PERSON

   IN

*MR. Hartman may be deemed to share voting and dispositive power over the 440,420 and 309,159 shares of common stock held by, respectively, CW Ventures II, L.P. and CW R&DII (financial) L.P., who are affiliates of Mr. Hartman. Mr. Hartman disclaims beneficial ownership of these shares.

Item 1(a)      Name of Issuer:

               Geron Corporation (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               200 Constitution Drive
               Menlo Park, California  94025

Item 2(a)      Name of Person Filing:

               This Statement is filed by CW Ventures II, L.P. (the "Reporting Person").

               CW R&D II (Financial) L.P. ("R&D") and Charles Hartman are affiliates of the Reporting Person. See attached Exhibit A.

Item 2(b) Address of Principal Business Office, or if none, Residence:

               The address of the principal business office of the Reporting Person is 1041 Third Avenue, New York, New York 10021.

               The address of the principal business office of R&D is 1041 Third Avenue, New York, New York 10021.

               The address of the principal business office of Mr. Hartman is 1041 Third Avenue, New York, New York 10021.

Item 2(c)      Citizenship:

               The Reporting Person is a New York limited partnership.

               R&D is a Delaware limited partnership.

               Mr. Hartman is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.001 par value per share  ("Common Stock")

Item 2(e)      CUSIP Number:

               374163 10 3

Item 3         Description of Person Filing:

               Not applicable.

Item 4         Ownership:

               The following information with respect to ownership of Common Stock of the Company by the Reporting Person, R&D and Mr. Hartman is provided as of December 31, 1996, the last day of the year covered by this Statement.

               (a)  Amount beneficially owned:

                    See Row 9 of the cover pages. The amount for Mr. Hartman reflects options to purchase 8,224 shares of Common Stock of the Company that are exercisable within sixty days.

               (b)  Percent of Class:

                    See Row 11 of the cover pages.

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         See Row 5 of the cover pages.

                    (ii) Shared power to vote or to direct the vote:

                         See Row 6 of the cover pages.

                    (iii)Sole power to dispose or direct the disposition of:

                         See Row 7 of the cover pages.

                    (iv) Shared power to dispose or direct the disposition of:

                         See Row 8 of the cover pages.

Item 5         Ownership of Five Percent or Less of a Class:

               If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following:                 [ ]

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

               To the best knowledge of the Reporting Person, R&D and Mr. Hartman, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends
               from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8         Identification and Classification of Members:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certification:

               Not applicable.

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                         CW VENTURES II, L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                         CW R&D II (Financial) L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997




                         /s/ Charles M. Hartman
                         Charles Hartman

                                                        Exhibit A

            SCHEDULE 13G-TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(f)(1)


     The undersigned persons on this 13th day of February, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with the beneficial ownership of the common stock of Geron Corporation at December 31, 1996.


                         CW VENTURES II, L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner


                         CW R&D II (Financial) L.P.



                         /s/ Charles M. Hartman
                         Name: Charles M. Hartman
                         Title: General Partner



                         /s/ Charles M. Hartman
                         Charles M. Hartman